UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F    [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [  ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE
Release Time	IMMEDIATE

Date	21 January 2009

Number	02/09

BHP BILLITON PRODUCTION REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2008

•	Record half year production of iron ore and copper cathode.

•	Record half year iron ore shipments.

•	Half year production records at Western Australia Iron Ore, Saraji, Poitrel and Hunter Valley Coal (all Australia), Samarco (Brazil) and Cerrejon Coal (Colombia).

•	Olympic Dam (Australia) achieved a half year record ore hoisted.

•	Record half year and quarterly gas production at North West Shelf (Australia) due to the start up of Train 5 and Angel projects.

BHP Billiton delivered a robust production performance in the first half of the 2009 financial year. This result was achieved within a challenging environment that resulted in prudent decisions being made regarding production adjustments as well as maintenance being brought forward.

Production adjustments announced by BHP Billiton to date have been limited to Samarco (Brazil) and the Samancor manganese operations. In Western Australia Iron Ore and our metallurgical coal operations, we have received requests for deferrals from some long term contract customers. However, this has not impacted iron ore or metallurgical coal production in the first half of the 2009 financial year. Whilst we sold the deferred long term iron ore tonnages into the spot market, we will likely have to opportunistically adjust our metallurgical coal production in line with the weaker demand, during the second half of the 2009 financial year.

In addition, BHP Billiton separately announced today that it will indefinitely suspend operations at Ravensthorpe Nickel Operation (Australia). Consequently, Yabulu (Australia) will also stop the processing of the mixed nickel cobalt hydroxide product.

The global economic environment deteriorated sharply in the last quarter of the 2008 calendar year and we expect the market to remain weak and uncertain. However, we do expect the longer term fundamentals to remain healthy for our commodities.

BHP Billiton CEO, Marius Kloppers, said the company’s performance and market position meant that it was strongly placed for both the current market conditions and the longer term market recovery.

“Given the very challenging environment the whole industry has faced over the past few months, our production performance was particularly strong. We have also been quick to take appropriate action to respond to market conditions, such as the previously announced production adjustments and project withdrawals, and we will continue to do so if required.

“Our strong balance sheet and uniquely diversified portfolio of high quality and low cost assets place us in a competitive position in these market conditions and we expect to take full advantage of the recovery when it occurs. We continue to invest in growth, but with a highly disciplined and value-focused approach. We also remain alert to potential value accretive acquisition opportunities that may arise in the current market,” he said.

Highlighting our commitment to long term growth, we sanctioned one iron ore and three oil and gas projects during the half year, being Western Australia Iron Ore Rapid Growth Project 5 (RGP5), Bass Strait Turrum (Australia), Angostura Gas Phase II (Trinidad) and North West Shelf Cossack, Wanaea, Lambert, Hermes (CWLH) Life Extension projects.

PETROLEUM	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	37,039	18,119	26%	21%	-4%
Natural Gas (bcf)	185.50	90.23	-1%	-1%	-5%
Total Petroleum Products (million boe)	67.96	33.16	12%	10%	-5%

Total Petroleum Production – Production was higher than the December 2007 half year and quarter mainly driven by the successful delivery of a series of growth projects and continued strong gas sales in Western Australia and Pakistan. This strong growth was achieved despite the continuing impact of two hurricanes in the Gulf of Mexico (USA).

Crude Oil, Condensate, and Natural Gas Liquids – In comparison to the December 2007 half year and quarter, production improved significantly due to the contribution from growth projects. Successful development and infill drilling programs have also helped to offset natural field decline in existing fields.

Production was slightly lower than the September 2008 quarter mainly due to the expected seasonal reduction in demand at Bass Strait (Australia) and hurricane related disruptions at Genghis Khan (USA).

The March 2009 quarter will be impacted by the Bass Strait ethane pipe rupture late in the December 2008 quarter as well as flat production from Atlantis (USA) due to the need to install water injection for reservoir support.

Natural Gas – Production was 5 per cent lower than the September 2008 quarter due to the expected seasonal demand reduction in Eastern Australia. This was partially offset by the ramp up of North West Shelf Train 5 and first production from North West Shelf Angel.

ALUMINIUM	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Alumina (‘000 tonnes)	2,237	1,139	-3%	-2%	4%
Aluminium (‘000 tonnes)	619	310	-8%	-8%	0%

Alumina – Production improved following the scheduled maintenance at Alumar (Brazil) and Worsley (Australia) during the September 2008 quarter.

Aluminium – The Southern African smelters continued to operate at reduced levels to comply with the mandatory reduction in power consumption. The December 2008 half year included the complete shutdown of the B and C potlines at Bayside (South Africa).

BASE METALS	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Copper (‘000 tonnes)	617.1	308.2	-6%	-11%	0%
Lead (tonnes)	122,215	63,963	-7%	-9%	10%
Zinc (tonnes)	79,631	37,870	22%	36%	-9%
Silver (‘000 ounces)	21,815	11,515	-5%	-3%	12%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,970	860	-7%	-28%	-23%

Copper – Production was lower than the half year and quarter ended December 2007 due to declining ore grade and electrical motor reliability issues at the Laguna Seca SAG mill at Escondida (Chile).

This was partially offset by the continued ramp up of Spence and Escondida Sulphide Leach (both Chile) and improved performance at Olympic Dam.

At 31 December 2008 the Group had 242,640 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3,063 per tonne. The final price of these sales will be determined in 2009. In addition, 327,941 tonnes of copper sales were subject to a finalisation adjustment from the prior period. The finalisation adjustment and provisional pricing impact as at 31 December 2008 will decrease earnings(a) by US$1,297 million for the period.

Since 2005, Escondida has executed forward contracts for the physical delivery of copper in order to achieve the average market prices over the relevant quotational periods. Due to the significant fluctuations to copper prices and unplanned interruptions at Escondida, this will decrease earnings(a) by US$333 million for the period.

In the December 2007 quarter, we opportunistically restarted copper sulphide mining at Pinto Valley (USA) to take advantage of the market conditions at the time. This is a short life and high cost operation, and as such is uneconomic in the current environment. During February 2009 we will place the sulphide mining operation on care and maintenance.

Lead – Production was lower than the half year and quarter ended December 2007 due to lower head grade at Cannington (Australia).

Production was higher than the September 2008 quarter due to increased mill throughput and higher head grade at Cannington.

Zinc – Production was lower than the September 2008 quarter mainly due to a reduction in head grade as a result of pit development sequencing at Antamina (Peru). The December 2008 half year and quarter were higher than the comparative December 2007 periods due to the processing of a higher proportion of ores containing zinc and higher zinc head grades at Antamina.

Silver – Production decreased slightly in comparison to the December 2007 half year and quarter mainly due to declining head grades at Cannington and Escondida. Production increased compared to the September 2008 quarter mainly due to improved head grade and mill throughput at Cannington.

Uranium – Production decreased versus all comparative quarters mainly due to lower mill throughput and lower head grade at Olympic Dam.

DIAMONDS & SPECIALTY PRODUCTS	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Diamonds (‘000 carats)	1,367	594	-27%	-30%	-23%

Diamonds – Production decreased due to lower grades following changed ore sources. As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time.

STAINLESS STEEL MATERIALS	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Nickel (‘000 tonnes)	77.0	50.2	-6%	15%	87%

Nickel – Production for the December 2008 half year was lower primarily due to the Kalgoorlie Nickel Smelter (Australia) furnace rebuild and maintenance at the Kwinana Nickel Refinery (Australia) in the September 2008 quarter. Following earlier than expected completion of the furnace rebuild, both the smelter and refinery have fully ramped up and were operating at capacity in the December 2008 quarter. The start up of operations at Ravensthorpe Nickel Operation and the Yabulu Extension Project adversely impacted earnings(a) by US$233 million for the half year ended 31 December 2008. This is in addition to the impairment charges for Ravensthorpe Nickel Operation and Yabulu.

In addition, BHP Billiton separately announced today that it will indefinitely suspend operations at Ravensthorpe Nickel Operation. Consequently, Yabulu will stop the processing of the mixed nickel cobalt hydroxide product.

IRON ORE	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Iron ore (‘000 tonnes) (a)	59,179	29,355	10%	5%	-2%

Iron Ore – Production for the half year and quarter ended December 2008 benefited from the successful ramp up of growth projects at Western Australia Iron Ore and Samarco. This was in part offset by the impact of the temporary suspension of operations following safety incidents and production interruptions at Western Australia Iron Ore.

Western Australia Iron Ore is expected to produce 130 million tonnes (100 per cent basis) in the 2009 financial year.

At the end of November 2008, in response to weak demand Samarco announced the temporary suspension of two of its three pellet plants to mid-January 2009. Following a subsequent reassessment of the market conditions, the suspension will continue until the end of March 2009, at which time Samarco management will reassess the situation.

Western Australia Iron Ore has deferred some sales to long term contract customers. However, these deferred tonnes have been sold on the spot market.

MANGANESE	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC 07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Manganese Ore (‘000 tonnes)	3,242	1,412	6%	-12%	-23%
Manganese Alloy (‘000 tonnes)	384	181	-2%	-13%	-11%

Manganese Ore – Production was higher than the December 2007 half year due to improved mine performance at Hotazel (South Africa) and increased availability of rail and port capacity in South Africa. Production decreased versus the December 2007 and September 2008 quarters in line with previously announced production cuts. Resources at GEMCO (Australia) were utilised for development and re-building product inventories.

Manganese Alloy – Production was lower than the December 2007 half year and the September 2008 quarter as production cuts were implemented in response to weak demand.

METALLURGICAL COAL	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Metallurgical Coal (‘000 tonnes)	19,360	10,150	1%	5%	10%

Metallurgical Coal – Production increased versus all comparative periods due to the full recovery from the flood events in Queensland and planned longwall change out at Illawarra Coal’s Appin mine (Australia).

Shipments for the December 2008 quarter were impacted by weaker demand. Queensland Coal has deferred some sales to long term contract customers. Demand for metallurgical coal is expected to be weaker for the second half of the 2009 financial year. As a result, sales for the full year will be slightly lower than in the 2008 financial year. It is likely that BHP Billiton will opportunistically adjust production at its metallurgical coal operations during the second half of the 2009 financial year. This will include re-building depleted above-ground and in-pit inventories, bringing forward necessary maintenance and adjusting the use of workforce at the operations. Production for the second half of the 2009 financial year is expected to be approximately 10 to 15 per cent below current capacity on an annualised basis.

ENERGY COAL	DEC 2008 HALF	DEC 2008 QTR	DEC H08 vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
Energy Coal (‘000 tonnes) (c)	35,272	16,476	2%	-6%	-12%

Energy Coal – Production was lower for the December 2008 quarter due to scheduled outages at Navajo and poor geological conditions at San Juan (both USA). In addition, Douglas Underground (South Africa) production was lower as it ramped down to closure and Cerrejon was impacted by wet weather.

Hunter Valley Coal and Cerrejon Coal achieved half yearly production records.

(a)	Earnings before interest and tax.
(b)	Including Goldsworthy operations classified as continuing operations as at 1 July 2008. Reclassification is consistent with the long term mine production strategy.
(c)	Excluding Optimum operation which was sold effective 1 July 2007.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Samantha Evans, Media Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Samantha.Evans@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations	Illtud Harri, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190	Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Peter.Ogden@bhpbilliton.com	email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations	United States
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Scott Espenshade, Investor Relations
email: Kelly.Quirke@bhpbilliton.com	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations	Ruban Yogarajah, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706	Tel: US +1 713 966 2907 or UK +44 20 7802 4033
email: Leng.Y.Lau@bhpbilliton.com	Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
		DEC 2007	SEPT 2008	DEC 2008	DEC 2008	DEC 2007	DEC H08 Vs DEC H07	DEC Q08 vs DEC Q07	DEC Q08 vs SEPT Q08
PETROLEUM
Crude oil & condensate	(‘000 bbl)	12,317	16,180	16,012	32,192	23,616	36%	30%	-1%
Natural gas	(bcf)	91.21	95.27	90.23	185.50	186.89	-1%	-1%	-5%
Natural gas liquid	(‘000 bbl)	2,685	2,740	2,107	4,847	5,780	-16%	-22%	-23%
Total Petroleum Products	(million boe)	30.20	34.80	33.16	67.96	60.54	12%	10%	-5%

ALUMINIUM
Alumina	(‘000 tonnes)	1,157	1,098	1,139	2,237	2,310	-3%	-2%	4%
Aluminium	(‘000 tonnes)	338	309	310	619	675	-8%	-8%	0%

BASE METALS
Copper	(‘000 tonnes)	348.1	308.9	308.2	617.1	655.9	-6%	-11%	0%
Lead	(tonnes)	70,544	58,252	63,963	122,215	132,065	-7%	-9%	10%
Zinc	(tonnes)	27,807	41,761	37,870	79,631	65,066	22%	36%	-9%
Gold	(ounces)	45,714	41,751	45,790	87,541	86,027	2%	0%	10%
Silver	(‘000 ounces)	11,905	10,300	11,515	21,815	23,029	-5%	-3%	12%
Uranium oxide concentrate	(tonnes)	1,191	1,110	860	1,970	2,124	-7%	-28%	-23%
Molybdenum	(tonnes)	679	608	411	1,018	1,372	-26%	-40%	-32%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	843	773	594	1,367	1,865	-27%	-30%	-23%

STAINLESS STEEL MATERIALS
Nickel	(‘000 tonnes)	43.7	26.8	50.2	77.0	82.3	-6%	15%	87%

IRON ORE
Iron ore (a)	(‘000 tonnes)	27,916	29,824	29,355	59,179	53,917	10%	5%	-2%

MANGANESE
Manganese ore	(‘000 tonnes)	1,613	1,830	1,412	3,242	3,058	6%	-12%	-23%
Manganese alloy	(‘000 tonnes)	209	203	181	384	393	-2%	-13%	-11%

METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	9,643	9,210	10,150	19,360	19,215	1%	5%	10%

ENERGY COAL
Energy coal (b)	(‘000 tonnes)	17,525	18,796	16,476	35,272	34,459	2%	-6%	-12%

(a)	Including Goldsworthy operations classified as continuing operations as at 1 July 2008. Reclassification is consistent with the long term mine production strategy.
(b)	Excluding Optimum which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED					HALF YEAR ENDED
		DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
PETROLEUM
Production
Crude oil & condensate	(‘000 bbl)	12,317	16,240	17,588	16,180	16,012	32,192	23,616
Natural gas	(bcf)	91.21	85.76	95.37	95.27	90.23	185.50	186.89
NGL (a)	(‘000 bbl)	2,685	2,201	2,743	2,740	2,107	4,847	5,780

Total Petroleum Products	(million boe)	30.20	32.73	36.23	34.80	33.16	67.96	60.54

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	771	712	768	733	756	1,489	1,555
Suriname	45%	252	247	240	241	242	483	496
Alumar	36%	134	136	141	124	141	265	259

Total		1,157	1,095	1,149	1,098	1,139	2,237	2,310

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	180	167	170	175	176	351	358
Bayside	100%	47	44	29	25	25	50	95
Alumar	40%	44	45	45	45	44	89	88
Mozal	47%	67	62	61	64	65	129	134

Total		338	318	305	309	310	619	675

BASE METALS (b)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	177.3	157.0	178.2	116.8	102.7	219.5	344.3
Antamina	33.8%	29.3	24.1	30.8	28.4	28.6	57.0	56.8
Pinto Valley (d)	100%	5.2	9.6	12.0	14.2	14.7	28.9	5.2

Total		211.8	190.7	221.0	159.4	146.0	305.4	406.3

Cathode (‘000 tonnes)
Escondida	57.5%	30.3	30.1	40.3	35.6	42.1	77.7	61.2
Cerro Colorado	100%	27.3	28.7	27.3	21.8	26.3	48.1	50.4
Spence (c)	100%	34.2	41.6	43.0	35.7	44.5	80.2	58.1
Pinto Valley (d)	100%	1.7	1.8	1.6	1.6	1.7	3.3	3.5
Olympic Dam	100%	42.8	36.0	57.5	54.8	47.6	102.4	76.4

Total		136.3	138.2	169.7	149.5	162.2	311.7	249.6

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	70,369	67,505	52,601	57,768	63,563	121,331	131,442
Antamina	33.8%	175	380	575	484	400	884	623

Total		70,544	67,885	53,176	58,252	63,963	122,215	132,065

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	15,487	13,735	17,244	14,449	14,199	28,648	29,990
Antamina	33.8%	12,320	22,235	26,210	27,312	23,671	50,983	35,076

Total		27,807	35,970	43,454	41,761	37,870	79,631	65,066

Refer footnotes on page 4.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED				HALF YEAR ENDED
	BHP Billiton Interest	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	21,376	17,660	17,501	14,391	17,840	32,231	44,570
Olympic Dam (refined gold)	100%	24,338	18,555	20,505	27,360	27,950	55,310	41,457
Pinto Valley (d)	100%	—	1,300	—	—	—	—	—

Total		45,714	37,515	38,006	41,751	45,790	87,541	86,027

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	877	790	821	668	738	1,406	1,993
Antamina	33.8%	652	803	994	932	915	1,847	1,708
Cannington	100%	10,124	9,421	7,181	8,391	9,565	17,956	18,883
Olympic Dam (refined silver)	100%	239	169	179	244	234	478	432
Pinto Valley (d)	100%	13	38	62	65	63	129	13

Total		11,905	11,221	9,236	10,300	11,515	21,815	23,029

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,191	993	1,027	1,110	860	1,970	2,124

Total		1,191	993	1,027	1,110	860	1,970	2,124

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	679	580	590	514	365	879	1,372
Pinto Valley (d)	100%	—	—	—	94	46	139	—

Total		679	580	590	608	411	1,018	1,372

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
Ekati™	80%	843	620	864	773	594	1,367	1,865

STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	11.4	7.8	10.1	10.7	13.0	23.7	23.9
Yabulu	100%	6.0	6.2	10.3	9.1	9.5	18.6	11.5
Nickel West	100%	26.3	29.0	22.1	7.0	27.7	34.7	46.9

Total		43.7	43.0	42.6	26.8	50.2	77.0	82.3

Refer footnotes on page 4.

IRON ORE
Production (‘000 tonnes) (e)
Mt Newman Joint Venture	85%	8,147	7,265	7,013	7,210	7,006	14,216	16,051
Goldsworthy Joint Venture	85%	170	386	251	232	346	578	304
Area C Joint Venture	85%	6,474	7,114	8,626	9,209	8,716	17,925	11,390
Yandi Joint Venture	85%	9,770	10,061	10,622	8,961	10,026	18,987	19,593
Jimblebar	85%	1,248	1,660	1,054	1,461	1,040	2,501	2,405
Samarco	50%	2,107	1,933	2,357	2,751	2,221	4,972	4,174

Total		27,916	28,419	29,924	29,824	29,355	59,179	53,917

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (f)	60%	709	877	882	929	755	1,684	1,281
Australia (f)	60%	904	789	969	901	657	1,558	1,777

Total		1,613	1,666	1,851	1,830	1,412	3,242	3,058

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED				HALF YEAR ENDED
	BHP Billiton Interest	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (f) (g)	60%	141	125	124	133	112	245	264
Australia (f)	60%	68	67	66	70	69	139	129

Total		209	192	190	203	181	384	393

METALLURGICAL COAL
Production (‘000 tonnes) (h)
BMA	50%	6,138	4,232	6,508	6,384	6,781	13,165	12,055
BHP Mitsui Coal (i)	80%	1,526	847	1,306	1,633	1,771	3,404	2,980
Illawarra	100%	1,979	1,767	1,318	1,193	1,598	2,791	4,180

Total		9,643	6,846	9,132	9,210	10,150	19,360	19,215

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	11,277	11,129	10,960	9,009	8,031	17,040	22,983
USA	100%	3,671	2,636	4,834	4,005	3,017	7,022	6,182
Australia	100%	2,959	2,965	2,934	2,975	2,993	5,968	5,877
Colombia	33%	2,702	2,553	2,625	2,807	2,435	5,242	5,190

Total		20,609	19,283	21,353	18,796	16,476	35,272	40,232

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	Spence operations were commissioned during the December 2006 quarter.
(d)	The Pinto Valley operations were restarted during the December 2007 quarter. During February 2009 the operations will be placed on care and maintenance.
(e)	Iron ore production is reported on a wet tonnes basis.
(f)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(g)	Production includes Medium Carbon Ferro Manganese.
(h)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,103	2,918	3,184	3,412	3,230	6,642	6,741
North West Shelf (a)	2,493	1,912	2,153	2,115	2,434	4,549	5,025
Stybarrow (b)	1,017	2,979	3,527	3,376	2,720	6,096	1,017
Other Australia (c)	260	157	263	206	185	391	510
Atlantis (d)	615	3,320	3,471	2,232	2,319	4,551	615
Shenzi (d)	32	194	322	186	—	186	32
Trinidad /Tobago	1,103	946	879	705	568	1,273	2,110
Other Americas (e)	961	1,160	1,309	1,561	2,025	3,586	2,013
UK	946	935	836	680	777	1,457	1,869
Algeria	1,709	1,628	1,555	1,624	1,664	3,288	3,539
Pakistan	78	91	88	83	90	173	145

Total	12,317	16,240	17,588	16,180	16,012	32,192	23,616

NATURAL GAS (billion cubic feet) (d)
Bass Strait	28.41	22.44	33.31	37.08	25.12	62.20	68.18
North West Shelf (a)	28.13	26.43	26.76	27.01	31.79	58.80	55.30
Other Australia (c)	8.21	7.45	6.64	7.33	6.35	13.68	16.17
Atlantis (d)	0.12	1.54	2.07	1.25	1.16	2.41	0.12
Shenzi (d)	0.01	0.06	0.07	0.04	—	0.04	0.01
Other Americas (e)	2.05	1.95	2.05	1.74	1.68	3.42	4.05
UK	12.70	12.32	11.32	7.51	9.70	17.21	21.57
Pakistan	11.58	13.57	13.14	13.31	14.43	27.74	21.49

Total	91.21	85.76	95.37	95.27	90.23	185.50	186.89

NGL (‘000 barrels)
Bass Strait	1,801	1,571	2,056	2,149	1,352	3,501	4,128
North West Shelf (a)	417	300	343	364	402	766	855
UK	153	109	116	41	89	130	201
Algeria	314	221	228	186	264	450	596

Total	2,685	2,201	2,743	2,740	2,107	4,847	5,780

TOTAL PETROLEUM PRODUCTS	30.20	32.73	36.23	34.80	33.16	67.96	60.54

(million barrels of oil equivalent) (f)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter.
(b)	The Stybarrow operation was commissioned during the December 2007 quarter.
(c)	Other Australia includes Griffin and Minerva.
(d)	The Atlantis and Genghis Khan operations were commissioned during the December 2007 quarter. Genghis Khan is reported in Shenzi.
(e)	Other Americas includes Neptune, Mad Dog, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	771	712	768	733	756	1,489	1,555
Paranam, Suriname	252	247	240	241	242	483	496
Alumar, Brazil	134	136	141	124	141	265	259

Total	1,157	1,095	1,149	1,098	1,139	2,237	2,310

Sales
Worsley, Australia	803	683	703	781	763	1,544	1,595
Paranam, Suriname	265	246	261	216	252	468	509
Alumar, Brazil	128	135	137	128	140	268	259

Total (a)	1,196	1,064	1,101	1,125	1,155	2,280	2,363

ALUMINIUM
Production
Hillside, South Africa	180	167	170	175	176	351	358
Bayside, South Africa	47	44	29	25	25	50	95
Alumar, Brazil	44	45	45	45	44	89	88
Mozal, Mozambique	67	62	61	64	65	129	134

Total	338	318	305	309	310	619	675

Sales
Hillside, South Africa	180	159	183	160	185	345	345
Bayside, South Africa	50	48	29	24	24	48	100
Alumar, Brazil	48	43	47	37	50	87	91
Mozal, Mozambique	72	57	73	36	105	141	128

Total	350	307	332	257	364	621	664

Tolling Agreement (a)	33	30	34	31	27	58	66

	383	337	366	288	391	679	730

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED
		DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	(‘000 tonnes)	88,319	102,566	103,253	99,375	100,544	199,919	171,314
Sulphide ore milled (100%)	(‘000 tonnes)	21,777	22,029	24,491	20,416	22,516	42,932	44,183
Average copper grade	(%)	1.72%	1.56%	1.55%	1.32%	1.04%	1.17%	1.67%
Production ex Mill (100%)	(‘000 tonnes)	316.8	285.0	312.7	208.6	186.3	394.9	622.0
Production
Payable copper	(‘000 tonnes)	177.3	157.0	178.2	116.8	102.7	219.5	344.3
Payable gold concentrate	(fine ounces)	21,376	17,660	17,501	14,391	17,840	32,231	44,570
Copper cathode (EW)	(‘000 tonnes)	30.3	30.1	40.3	35.6	42.1	77.7	61.2
Payable silver concentrate	(‘000 ounces)	877	790	821	668	738	1,406	1,993
Sales
Payable copper	(‘000 tonnes)	173.0	160.6	178.4	118.2	93.8	212.0	335.9
Payable gold concentrate	(fine ounces)	21,158	18,190	17,477	14,521	16,377	30,898	44,115
Copper cathode (EW)	(‘000 tonnes)	23.8	32.3	41.6	31.2	41.8	73.0	55.5
Payable silver concentrate	(‘000 ounces)	864	813	820	666	678	1,344	1,953

Cerro Colorado, Chile
Material mined	(‘000 tonnes)	17,798	16,769	17,107	16,526	18,598	35,124	34,893
Ore milled	(‘000 tonnes)	4,410	4,437	4,599	4,594	4,379	8,973	8,688
Average copper grade	(%)	1.03%	0.80%	0.85%	0.86%	0.86%	0.86%	0.94%
Production
Copper cathode (EW)	(‘000 tonnes)	27.3	28.7	27.3	21.8	26.3	48.1	50.4
Sales
Copper cathode (EW)	(‘000 tonnes)	24.5	28.5	29.8	23.7	26.2	49.9	48.0

Spence, Chile (a)
Material mined	(‘000 tonnes)	19,758	20,335	20,065	18,738	20,562	39,300	36,741
Ore milled	(‘000 tonnes)	4,333	3,918	4,255	4,490	4,154	8,644	8,465
Average copper grade	(%)	1.61%	1.48%	1.85%	2.18%	1.66%	1.93%	1.59%
Production
Copper cathode (EW)	(‘000 tonnes)	34.2	41.6	43.0	35.7	44.5	80.2	58.1
Sales
Copper cathode (EW)	(‘000 tonnes)	24.0	39.9	51.3	34.6	43.3	77.9	53.5
(a) Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	31,289	29,095	29,336	30,026	28,111	58,137	62,434
Sulphide ore milled (100%)	(‘000 tonnes)	6,955	6,518	7,729	8,133	8,058	16,191	15,299
Average head grades
- Copper	(%)	1.47%	1.21%	1.38%	1.15%	1.25%	1.20%	1.30%
- Zinc	(%)	0.69%	1.55%	1.46%	1.54%	1.33%	1.43%	0.95%

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED
		DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
Production
Payable copper	(‘000 tonnes)	29.3	24.1	30.8	28.4	28.6	57.0	56.8
Payable zinc	(tonnes)	12,320	22,235	26,210	27,312	23,671	50,983	35,076
Payable silver	(‘000 ounces)	652	803	994	932	915	1,847	1,708
Payable lead	(tonnes)	175	380	575	484	400	884	623
Payable molybdenum	(tonnes)	679	580	590	514	365	879	1,372
Sales
Payable copper	(‘000 tonnes)	32.6	20.4	33.5	26.7	29.4	56.1	61.1
Payable zinc	(tonnes)	12,458	16,630	29,385	26,402	27,024	53,426	37,764
Payable silver	(‘000 ounces)	719	512	940	719	844	1,563	1,636
Payable lead	(tonnes)	140	261	461	387	518	905	474
Payable molybdenum	(tonnes)	605	531	837	482	398	880	1,267

Cannington, Australia
Material mined	(‘000 tonnes)	808	698	821	724	863	1,587	1,632
Ore milled	(‘000 tonnes)	755	726	658	824	817	1,641	1,416
Average head grades
- Silver	(g/t)	489	472	397	384	438	411	484
- Lead	(%)	10.7%	10.7%	9.2%	8.3%	9.5%	8.9%	10.5%
- Zinc	(%)	3.3%	3.2%	3.8%	3.0%	3.1%	3.0%	3.4%
Production
Payable silver	(‘000 ounces)	10,124	9,421	7,181	8,391	9,565	17,956	18,883
Payable lead	(tonnes)	70,369	67,505	52,601	57,768	63,563	121,331	131,442
Payable zinc	(tonnes)	15,487	13,735	17,244	14,449	14,199	28,648	29,990
Sales
Payable silver	(‘000 ounces)	11,266	7,727	8,918	9,507	9,958	19,465	17,991
Payable lead	(tonnes)	78,325	53,167	62,997	64,980	67,467	132,447	124,473
Payable zinc	(tonnes)	19,577	9,629	17,710	16,949	10,990	27,939	28,834

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,520	2,333	2,397	2,628	2,419	5,047	4,944
Ore milled	(‘000 tonnes)	2,552	2,225	2,570	2,518	2,456	4,974	4,791
Average copper grade	(%)	1.86%	1.86%	2.06%	2.08%	1.80%	1.94%	1.85%
Average uranium grade	kg/t	0.63	0.59	0.58	0.56	0.50	0.53	0.60
Production
Copper cathode (ER)	(‘000 tonnes)	40.2	32.9	53.2	51.9	44.6	96.5	70.8
Copper cathode (EW)	(‘000 tonnes)	2.6	3.1	4.4	2.9	3.0	5.9	5.6
Uranium oxide concentrate	(tonnes)	1,191	993	1,027	1,110	860	1,970	2,124
Refined gold	(fine ounces)	24,338	18,555	20,505	27,360	27,950	55,310	41,457
Refined silver	(‘000 ounces)	239	169	179	244	234	478	432

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED
		DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
Sales
Copper cathode (ER)	(‘000 tonnes)	41.0	31.9	52.0	49.5	48.3	97.8	71.7
Copper cathode (EW)	(‘000 tonnes)	2.5	2.3	4.3	3.3	2.8	6.1	5.6
Uranium oxide concentrate	(tonnes)	346	1,182	1,610	868	1,262	2,130	908
Refined gold	(fine ounces)	21,760	19,767	19,556	26,121	26,383	52,504	41,878
Refined silver	(‘000 ounces)	237	173	185	232	250	482	429

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA

Production
Copper concentrate (a)	(‘000 tonnes)	5.2	9.6	12.0	14.2	14.7	28.9	5.2
Copper cathode (EW)	(‘000 tonnes)	1.7	1.8	1.6	1.6	1.7	3.3	3.5
Payable silver (a)	(‘000 ounces)	13.3	38.4	61.7	65.2	63.3	128.5	13.3
Payable gold (a)	(‘000 ounces)	—	1.3	—	—	—	—	—
Payable molybdenum	(tonnes)				93.7	45.6	139.3	—

Sales
Copper concentrate	(‘000 tonnes)	2.6	7.9	12.4	14.0	13.0	27.0	2.6
Copper cathode (EW)	(‘000 tonnes)	0.9	4.0	1.4	1.6	1.4	3.0	1.8
Payable silver	(‘000 ounces)	13.3	38.4	61.7	65.2	63.3	128.5	13.3
Payable gold	(‘000 ounces)	—	1.3	—	—	—	—	—
Payable molybdenum	(tonnes)				15.0	44.0	59.0	—
(a) Production restarted during the December 2007 quarter. During February 2009 the operations will be placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					HALF YEAR ENDED
		DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
Ekati™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,080	967	1,356	1,192	910	2,102	2,089
Production	(‘000 carats)	843	620	864	773	594	1,367	1,865

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL

CMSA, Colombia

Production	11.4	7.8	10.1	10.7	13.0	23.7	23.9
Sales	13.2	13.6	8.2	10.7	11.0	21.7	20.1

Yabulu, Australia (a)
Production
Nickel metal	6.0	6.2	10.3	9.1	9.5	18.6	11.5
Cobalt	0.4	0.3	0.5	0.4	0.4	0.8	0.9
Sales
Nickel metal	6.3	6.5	9.7	7.2	9.4	16.6	11.6
Cobalt	0.5	0.4	0.5	0.4	0.3	0.7	0.9

Nickel West, Australia
Production
Nickel contained in concentrate	1.2	1.3	2.8	6.4	5.4	11.8	1.2
Nickel contained in finished matte	8.5	10.3	4.9	0.6	10.8	11.4	12.4
Nickel metal	16.6	17.4	14.5	—	11.5	11.5	33.3

Nickel production	26.3	29.0	22.1	7.0	27.7	34.7	46.9

Sales
Nickel contained in concentrate	0.9	0.6	3.8	6.1	5.6	11.7	0.9
Nickel contained in finished matte	9.5	9.4	7.2	—	10.2	10.2	15.7
Nickel metal	14.4	15.7	20.7	4.7	6.6	11.3	29.1

Nickel sales	24.8	25.7	31.7	10.8	22.4	33.2	45.7

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)

Pilbara, Australia
Production
Mt Newman Joint Venture	8,147	7,265	7,013	7,210	7,006	14,216	16,051
Goldsworthy Joint Venture	170	386	251	232	346	578	304
Area C Joint Venture	6,474	7,114	8,626	9,209	8,716	17,925	11,390
Yandi Joint Venture	9,770	10,061	10,622	8,961	10,026	18,987	19,593
Jimblebar	1,248	1,660	1,054	1,461	1,040	2,501	2,405

Total (BHP Billiton share)	25,809	26,486	27,567	27,073	27,134	54,207	49,743

Total production (100%)	30,363	31,160	32,432	31,851	31,922	63,773	58,522

Shipments
Lump	7,179	7,603	8,282	9,172	7,598	16,770	13,255
Fines	18,847	19,714	19,881	19,013	18,917	37,930	36,826

Total (BHP Billiton share)	26,026	27,317	28,164	28,185	26,515	54,700	50,081

Total sales (100%)	30,619	32,138	33,134	33,159	31,194	64,353	58,919

Samarco, Brazil
Production	2,107	1,933	2,357	2,751	2,221	4,972	4,174
Shipments	2,316	1,589	2,234	2,836	1,808	4,644	4,166

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa
Saleable production (a)	709	877	882	929	755	1,684	1,281

Australia
Saleable production (a)	904	789	969	901	657	1,558	1,777

MANGANESE ALLOY
South Africa
Saleable production (a) (b)	141	125	124	133	112	245	264

Australia
Saleable production (a)	68	67	66	70	69	139	129

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)

Queensland, Australia
Production
BMA
Blackwater	1,370	1,345	1,510	1,457	1,239	2,696	2,777
Goonyella	1,505	1,117	1,737	1,699	1,915	3,614	3,182
Peak Downs	1,243	849	1,121	914	1,103	2,017	2,124
Saraji	890	376	853	1,104	1,027	2,131	1,667
Norwich Park	576	306	642	439	605	1,044	1,078
Gregory Joint Venture	554	239	644	771	892	1,663	1,227

BMA total	6,138	4,232	6,508	6,384	6,781	13,165	12,055

BHP Mitsui Coal (b)
South Walker Creek	868	438	617	1,049	943	1,992	1,807
Poitrel	658	409	688	584	828	1,412	1,173

BHP Mitsui Coal total	1,526	847	1,306	1,633	1,771	3,404	2,980

Queensland total	7,664	5,079	7,814	8,017	8,552	16,569	15,035

Shipments
Coking coal	5,875	3,790	5,275	5,923	5,590	11,513	11,354
Weak coking coal	1,966	1,726	1,442	1,961	1,547	3,508	3,634
Thermal coal	328	497	491	462	297	759	844

Total	8,169	6,013	7,207	8,346	7,434	15,780	15,832

Illawarra, Australia
Production	1,979	1,767	1,318	1,193	1,598	2,791	4,180
Shipments
Coking coal	1,851	1,549	1,097	895	1,195	2,090	3,757
Thermal coal	290	194	157	160	166	326	489

Total	2,141	1,743	1,254	1,055	1,361	2,416	4,246

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					HALF YEAR ENDED
	DEC 2007	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	DEC 2008	DEC 2007
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

South Africa (a)
Production	11,277	11,129	10,960	9,009	8,031	17,040	22,983
Sales
Export	4,269	3,119	3,989	2,329	2,945	5,274	8,476
Local utility	7,351	7,430	7,381	7,066	6,212	13,278	14,414
Inland	209	190	487	376	123	499	597

Total	11,829	10,739	11,857	9,771	9,280	19,051	23,487

New Mexico, USA
Production
Navajo Coal	1,899	1,800	2,286	2,064	1,923	3,987	3,447
San Juan Coal	1,772	836	2,548	1,941	1,094	3,035	2,735

Total	3,671	2,636	4,834	4,005	3,017	7,022	6,182

Sales—local utility	3,254	2,573	3,207	3,660	3,605	7,265	6,947

Hunter Valley, Australia
Production	2,959	2,965	2,934	2,975	2,993	5,968	5,877
Sales
Export	1,892	1,842	2,549	1,849	2,242	4,091	3,315
Inland	985	791	512	946	650	1,596	2,164

Total	2,877	2,633	3,061	2,795	2,892	5,687	5,479

Cerrejon Coal, Colombia
Production	2,702	2,553	2,625	2,807	2,435	5,242	5,190
Sales—export	2,334	2,534	2,547	2,593	2,829	5,422	5,095

(a)	Comparative periods include production from the South African Optimum operations, which was sold effective from 1 July 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 January 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary